UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2003

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

SIGNATURES
MATERIAL CHANGE REPORT

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: February 14, 2003	By /s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel & Corporate Secretary

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

ITEM 1: Reporting Issuer

Methanex Corporation (“Methanex”)
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

ITEM 2: Date of Material Change

February 6, 2003

ITEM 3: Press Release

The press release announcing this material change was issued on February 6, 2003 in Canada and the United States.

ITEM 4: Summary of Material Change

The Maui natural gas field has historically been the primary gas supply source for Methanex’s New Zealand methanol plants. A contractual process initiated in December 2001 to re-determine the economically recoverable natural gas reserves of the Maui field has been completed. The effect of the final re-determination report issued under this process is that Methanex will lose substantially all of its remaining contractual natural gas entitlements from the Maui field. This will result in the loss of a significant portion of Methanex’s production capacity in New Zealand. Methanex’s New Zealand plants produced approximately 40% of Methanex’s total 2002 production and approximately 32% of its total 2002 sales volume.

ITEM 5: Full Description of Material Change

Natural gas is the principal feedstock for methanol. The off-shore Maui field in New Zealand has historically been the primary natural gas supply source for Methanex’s New Zealand methanol plants. For the year ended December 31, 2002, the Maui field accounted for approximately 70% of Methanex’s total gas use in New Zealand and approximately 75% of New Zealand’s total production of natural gas.

Methanex’s contractual entitlements to natural gas from the Maui field are subject to reduction if the Maui gas reserves are re-determined under the head contract between the owners of the Maui field and the New Zealand government to a level below a specified quantity (essentially representing the aggregate of current contracted quantities). In November 2001, the owners of the Maui field announced that the Maui reserves may be materially lower than previously estimated and below the aggregate of contracted quantities. A contractual process was initiated by the owners of the Maui field in December 2001, in accordance with the contract with the New

1

Zealand government, to formally re-determine the economically recoverable natural gas reserves of the Maui field. In June 2002, the owners of the Maui field, the New Zealand government and the various downstream gas users, including Methanex, agreed to re-determine the Maui reserves by way of an arbitration process involving an independent expert appointed by the parties to the gas contract. On February 6, 2003, the independent expert released a final re-determination report determining reserves at a level that is substantially lower than the aggregate of contracted quantities under the Maui head contract. The effect of the final report is that Methanex will lose substantially all of its remaining contractual natural gas entitlements from the Maui field. Methanex and its advisors are currently studying the final report and considering the various courses of action that Methanex could take with respect to the re-determination process.

The loss of these Maui contractual gas entitlements will result in the loss of a significant portion of Methanex’s production capacity in New Zealand. For the year ended December 31, 2002, Methanex’s New Zealand plants produced approximately 2.3 million tonnes of methanol, representing approximately 40% of Methanex’s total 2002 production and approximately 32% of its total 2002 sales volume.

Based on the results of the final report, which take effect immediately, Methanex has sufficient contracted gas entitlements from all sources to produce a total of 800,000 tonnes of methanol in New Zealand. Methanex expects that in 2003 the New Zealand plants will produce approximately one million tonnes of methanol (including methanol produced to date in 2003). To supplement contracted entitlements, Methanex is continuing to pursue acquisitions of additional gas for the New Zealand plants.

Methanex believes that the loss of such a significant portion of its production capacity, in a global market for methanol that is currently already well balanced, will lead to a tighter supply/demand balance for methanol and an extension of the current period of strong methanol prices.

Methanex will work with its long-term contractual customers in Asia-Pacific to minimize the impact of reduced production from the New Zealand plants. Methanex believes that the impact in 2003 of a shortfall in production in New Zealand in manageable. Methanex has a number of alternative global supply sources, including its methanol plants in Chile and Kitimat, as well as the option of restarting one of its idled facilities in North America. Methanex is also continuing to pursue additional natural gas from other sources in New Zealand. The Atlas methanol facility under construction in Trinidad, in which Methanex has a 63.1% interest, is scheduled for start-up in early 2004 adding one million tonnes per year to Methanex’s available global production capacity. In addition, in early 2005, Methanex is scheduled to add an additional 840,000 tonnes per year of low cost methanol production following completion of the expansion of its facility in Chile. Methanex is also taking steps to protect its Asian market position for the longer-term by developing a potential methanol project in Australia that would be a major supply source for Methanex’s Asian customer base.

Some of the information in this report contains forward-looking statements. By their nature such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include conditions in a methanol and other industries, including fluctuations in methanol price levels and

2

the supply and demand balance for methanol; the outcome of any actions or steps that may be taken by Methanex or others with respect to the independent expert’s final re-determination report; Methanex’s ability to undertake and successfully complete the methanol production projects referred to herein and to contract additional natural gas for its New Zealand plants.

ITEM 6: Reliance on section 85(2) of the Act

This report is not being filed on a confidential basis in reliance on section 85(2) of the Act.

ITEM 7: Omitted Information

None.

ITEM 8: Senior Officer

For further information, contact:

Chris Cook
Manager, Investor Relations
(604) 661-2600

ITEM 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, the 14th day of February, 2003.

METHANEX CORPORATION

“Randy Milner"

Randy Milner
Senior Vice President, General Counsel and Corporate Secretary

3